Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                        Clemente Global Growth Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   18556910
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 14, 1998
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No.:  18556910                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  776,053
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          776,053
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                  776,053
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                              13.2%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  18556910                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  383,500
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                    0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      383,500
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                  383,500
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                              6.5%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the shares of Common Stock of Clemente Global Growth Fund, Inc (the "Issuer"). The principal executive offices of the Fund are located at 152 W. 57th Street, New York, NY 10019
	Lilia C. Clemente, Chairman
	Leopoldo M. Clemente, Jr., President
	Thomas J. Prapas, Treasurer
	William H. Bohnett, Secretary

ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (the "Reporting Persons"), who are Registered Investment Advisors, One West Pack Square, Suite 777, Asheville, NC 28801. Further information is attached in Exhibit A.

                  (d) None

                  (e) None

                  (f) USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	     Investment funds



ITEM 4.           PURPOSE OF TRANSACTION

 The acquisition of the securities of the issuer was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the issuer from time to time.

The reporting persons are in favor of actions by the issuer which would have the effect of increasing the investment value of the issuer's shares, and will support actions which, in the sole discretion of the reporting persons, may result in an increase in the market value of the issuer's shares.

On July 22, 1998, Ronald G. Olin, a control person associated with the reporting persons and also an individual shareholder of the issuer, is scheduled to meet with the Board of Directors of the issuer. In preparation for that meeting, Olin has sent a letter to the Board documenting the disappointing long-term performance of the issuer, and suggesting actions which might be taken to increase shareholder results by reducing or eliminating the discount at which the shares of the issuer have traded. The actions suggested include a program of perpetual, maximum share buybacks by the issuer of its own shares and/or splitting the issuer into different closed-end and open-end funds to satisfy the needs of different shareholders. A copy of the letter sent by Mr. Olin is attached as an exhibit to this filing.

The Board of the issuer has not taken a position on any of these suggestions, and there can be no assurance that the Board will agree to any of these actions or any other actions that will result in eliminating the discount.

This Schedule D filing, in lieu of the reporting persons' normal filing of Schedule G, is occasioned solely by the reporting persons' extraordinary communications with the Board as they relate to eliminating the discount at which the issuer's shares trade in the market. The securities of the issuer acquired and held by the reporting persons were acquired in the ordinary course of business and were not acquired for the purpose of and, except as described herein, do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's quarterly report, dated May 15,1998, states that, as of the close of business on March 31, 1998, there were 5,892,400 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Reporting Persons are the beneficial owners of 1,159,553 shares of Common Stock, which constitute approximately 19.7% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Advisors.

                  (c) During the last sixty days, the following shares of Common Stock were traded:



 Date                Number of Shares                  Price Per Share
- -------            --------------------------               ---------------
6/22/98           2800 bought                               11.375
6/19/98           1300 bought                               11.3606
6/18/98           5000 bought                               11.375
6/17/98           4000 bought                               11.3125
6/16/98           5200 sold                                   11.125
6/12/98           2500 sold                                   11.695




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS


       The letter from Mr. Olin to the Fund, which precipitates this filing, is attached as Exhibit 1.

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17,1998                        Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary

                                   EXHIBIT A

                  The business address for all individuals listed in this Exhibit A is One West Pack Square, Suite 777,
Asheville, NC 28801.

                        DIRECTORS AND/OR  GENERAL PARTNERS


Name and Address   	 Principal Occupation
- ----------------    		--------------------
Ronald G. Olin		Investment Advisor
Sandra D. Olin		Director
Gary A. Bentz		Investment Advisor
Ralph W. Bradshaw	Investment Advisor
William A. Clark		Investment Advisor
Ralph D. McBride	Attorney

                               EXECUTIVE OFFICERS


Name and Address                  Principal Occupation
- ----------------                	  --------------------
Ronald G. Olin		Investment Advisor
Gary A. Bentz		Investment Advisor
Ralph W. Bradshaw	Investment Advisor
William A. Clark		Investment Advisor


               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE ADVISORS.

                  The following shareholders and/or partners may be deemed to control the Advisors:

Ronald G. Olin

				EXHIBIT 1


                          DEEP DISCOUNT ADVISORS INC.
           Enhanced Performance through Closed-End Fund Investments
            One West Pack Square, Suite 777, Asheville, NC  28801
           828-274-1863  Fax: 828-255-4834  E-mail: ddainc@msn.com

Lilia C. Clemente, Chairman and Director Ph: 212-765-0700 Fax: 212-765-1939 The Board of Directors, Clemente Global Growth Fund, Inc.
Clemente Capital Inc.
152 W. 57th Street,
New York, NY 10019

 (via both Fax and Federal Express)				July 14, 1998

To the Board of Directors of Clemente Global Growth Fund:

I am pleased to be invited to meet with the Board on July 22, 1998. The purpose of this letter is to provide some background to the Board in advance of that meeting and to suggest some remedies for both the discount and the long-term performance issues which are the source of contention between the Fund and many of its shareholders. I am hopeful that advance consideration of this material will make our meeting very productive.

My clients and I currently own about 20% of the Clemente Global Growth Fund and have held most of the shares for a long time. Although recent performance has been good, we have been disappointed by the long-term performance of the Fund and the persistent discount at which the Fund's shares have traded. We feel that there is no need to tolerate such a discount, as adequate remedies exist that are beneficial to all shareholders.

A DISAPPOINTING LONG-TERM INVESTMENT

All of the shareholder reports since the inception of the Fund are the basis of the following synopsis of the "out of pocket" investment results of the Fund's owners:

               CLEMENTE GLOBAL GROWTH FUND SHAREHOLDER RESULTS
     (Values in Thousands - Source: Data from Regular Shareholder Reports)

                   All    Total                   Total   Distr. Monthly
 Period  Shares   Offer   Share   Mgmt. Director  Oper.    Paid   Index   Index
 Ending  Issued   Fees    Cost    Fees    Costs  Expense    Out   Value   Units
 -------------------------------------------------------------------------------
 6/30/87   6,010   5,080  60,100                                     924   +65.0
12/31/87                             232      32     618             830
12/31/88    -118            -850     301      62   1,292     354   1,029    -1.2
12/31/89                             457      65   1,864     913   1,206    -0.8
12/31/90                             938      72   2,025     943   1,007    -0.9
12/31/91                             934      70   1,735   2,062   1,198    -1.7
12/31/92                             676      72   1,365   6,187   1,142    -5.4
12/31/93                             374      71   1,065   3,830   1,406    -2.7
12/31/94                             477      70   1,246   5,657   1,484    -3.8
12/31/95                             309      70     977   2,950   1,801    -1.6
12/31/96                             320      74     979   5,474   2,053    -2.7
12/31/97                             373      75   1,193   5,211   2,386    -2.2
 3/31/98                                                           2,730

TOTALS    5,892   5,080  59,250    5,360     733  14,360  33,581            42.0


MSCI World Total           3/31/98   Per   Total    Results        Fund   Index
Return Index (US$)**       Values   Share  Value    Comparison    Shares  Units
------------------------   ----------------------   ----------------------------
Index Units from           Market
 Same Cash Flow     42.0   Price:   11.19  65,921   Market Value  65,921 114,630
Times 3/31/98              Net Asset                + Payouts     33,581  33,581
 Index Value       2,730   Value:   13.11  77,249   - Share Cost  59,250  59,250
Shareholder Value          Discount
 w/ Index Units  114,630   Loss:     1.92  11,328   Net Gain:     40,252  88,961


                 WHO GOT WHAT IN THE CLEMENTE GLOBAL GROWTH FUND?
                            (June 1987 - March 1998)
--------------------------------------------------------------------------------
Net Gain to Shareholders     $ 40 Mil. xxxxxxxxxxxxxxxxxxx
Total Fees & Expenses        $ 19 Mil. xxxxxxxxx
Shareholder Loss to Discount $ 11 Mil. xxxxx
Gain to the World Index**    $ 89 Mil. xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

**Note: The MSCI World Total Return Index is a standard measure of the returns of capitalization weighted World equities. Index results may be affected because the index is not subject to the same investment policies and restrictions as the Fund. Also, the index is computed on a month-end basis only, so applying the Fund cash flows during each fiscal year to year-end and month-end index values is only an approximation of alternative results.

SYNOPSIS OF SHAREHOLDER INVESTMENT RESULTS

This has been a disappointing long-term investment. Since inception on 6/30/87, the Fund's shareholders have paid $59 million to buy shares, received $34 million in distributions, and had an investment with a market value of $66 million as of the Fund's last report dated 3/31/98.

The shareholders paid out $19 million in advisory fees, director fees, underwriting fees, and other expenses while making only about $40 million on their investment. As of 3/31/98, the discount was costing each and every shareholder $1.92 a share or about +17% extra return. The $11 million lost to the discount is more than one fourth as much as the entire $40 million the shareholders have collectively managed to realize on their investment since inception of the Fund eleven years ago.

The Net Asset Value (NAV) performance of the Fund is somewhat better, but it fails to reflect the devastating impact of the discount on shareholder investment results.

REMEDIES TO REDUCE THE DISCOUNT & ENHANCE SHAREHOLDER RETURNS

The discount represents an opportunity to markedly improve shareholder investment results with this Fund. All that is required is that Clemente and the Board take the actions necessary to enhance shareholder wealth through the reduction and eventual elimination of the discount. Remedies are available which would enhance the Net Asset Value (NAV) of the Fund's shares, reduce/eliminate the discount, and allow shareholders a choice between a closed-end structure and receiving NAV for all their shares. The only significant impact of such actions would be a likely reduction in the advisory fee income paid to Clemente Capital due to those shareholders who choose to cash out entirely. Transactions can be structured so that there will be no resulting tax impact on those shareholders choosing to remain in the closed-end structure.

REMEDY #1 - PERPETUAL SHARE BUYBACKS TO ENHANCE NAV & REDUCE DISCOUNTS

Share buybacks have been viewed by the industry as a failure because, even though they have always enhanced NAV, they have never permanently fixed the discount. This is not surprising because all repurchase plans have been limited in size and duration. You don't get a permanent fix with a temporary band-aid.

Instead, if a fund unequivocally committed to perpetual, maximum buybacks whenever a discount existed, there would always be a buyer for the Fund's shares. Potential sellers would learn to be patient and it would lower the discount at which they were willing to sell. Every share that the Fund bought at a discount would enhance NAV and the performance of the Fund. This would attract other buyers and serve to rebalance the demand/supply equation at a lower discount level. Logic suggests that eventually the price would stabilize in a range somewhere near NAV.

The value of such a program to existing shareholders is significant. For example, suppose repurchases began at a 14% discount (similar to that of Clemente Global Growth Fund), suppose it took one half of the Fund's assets and one year to reduce the discount to 0%, suppose the average purchase price were at a 7% discount, and further suppose that the Fund's portfolio securities appreciated 10% during the same year net of expenses. In this case, those shareholders sticking with the Fund would see their investment increase by about +34% (+17% from discount elimination, +7% from NAV enhancement, +10% from the portfolio increase).

Repurchasing shares at a discount is equivalent to buying the fund's own carefully chosen portfolio at prices cheaper than those available in the market. The turnover of the Clemente Global Growth Fund has ranged from 82% to 125% in recent years. What could be a better investment for the Fund?

A reduction in Fund size by one half might increase the Fund's expense ratio from about 1.6% to somewhere around 2.5%. Most shareholders would gladly make this tradeoff to eliminate the discount and enhance their wealth.

REMEDY #2 - SPLITTING UP THE FUND TO SATISFY ALL SHAREHOLDERS

Many shareholders feel that they should be entitled to receive full NAV for their shares right away and should not have to wait for perpetual share buybacks or other techniques to slowly eliminate the discount. They desire that the Fund be open-ended. Fund Advisors and Boards often object that this is not fair to shareholders who like the closed-end structure. They argue that open-ending will create tax consequences and costs due to massive redemptions when other shareholders cash out.

There is a solution which should satisfy all shareholders. The Fund could do a self-tender offer for its shares in exchange for an in-kind distribution of its portfolio. Those wishing to remain in the closed-end fund would not have any tax consequences as a result.

The tendering shareholders could be given a further option to exchange their portfolio proceeds for shares of a newly formed open-end fund created for that purpose or alternatively a liquidating trust which would sell them out. The entire series of transactions could be structured so that all expenses and tax impacts would be borne only by the those shareholders who chose to tender.

A somewhat similar action has already been proposed by another closed-end fund organization. In that case, complications have been introduced by a decision to first orchestrate a merger between two different closed-end funds. The merger results in restrictions as to the sizes of the resulting open and closed-end entities which limits the tender offer. I believe such restrictions would not exist in the case of the Clemente Global Growth Fund. Never-the-less, the groundwork has already been laid for a technique which could satisfy all shareholders.

A further advantage of this approach is that it would remove from the market the large number of the Fund's shareholders who are currently willing to sell their shares at less than NAV, and leave only those shareholders who truly desire the closed-end format in the remaining closed-end fund.

The optimal solution for the Clemente Global Growth Fund might be a combination of the two remedies: First, allowing those who wished NAV to exit to an open-end counterpart or cash out, and then instituting a perpetual buyback program in the remaining closed-end fund to keep the discount from reappearing.

THE MEETING WITH THE BOARD

I am looking forward to a productive discussion with the Board. In my opinion, there should be no need for contention and confrontation between the shareholders and their fiduciaries. Let us work together productively to solve the discount problem of the Fund in a way which maximizes the benefit to all shareholders. Together, I am sure we can figure out options to satisfy the different needs of both those shareholders who prefer the closed-end structure and those who desire NAV for their shares.


Very truly yours,



Ronald G. Olin
President, Deep Discount Advisors